Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Miami HCA Affiliate, Mercy Hospital, Installs a Mazor Robotics
Renaissance® Guidance System for Spine Surgery

- Represents First Purchase Order for Renaissance to Date in the 2016 Second Quarter

CAESAREA, Israel – May 4, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, recently installed a Renaissance Guidance System at Mercy Hospital in Miami. Mercy Hospital is the sixth HCA-affiliated facility to purchase a Renaissance system and the second hospital in Miami-Dade County to receive a system in the last six months.

“HCA is one of the nation’s leading providers of healthcare services and we are proud to enhance our involvement with them,” said Mazor Robotics CEO Ori Hadomi. “This system placement is consistent with our U.S. strategy to focus on prominent hospitals in large metropolitan markets, such as Miami.”  See how Renaissance works.

Mercy Hospital is a 488-bed acute care facility and has been serving the healthcare needs of South Florida for 60 years. Mercy Hospital is accredited by Joint Commission and offers a full range of services to the residents of Miami-Dade County and surrounding communities.

This represents the first purchase order for the Renaissance system to date in the second quarter ending June 30, 2016.  The Company will announce the total number of system orders for the second quarter in early July.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the Company’s strategy to focus on prominent hospitals in large metropolitan markets, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on May 2, 2016 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Contact:

U.S. Contacts: EVC Group
Investors
Michael Polyviou, 212-850-6020
mpolyviou@evcgroup.com
Doug Sherk, 415-652-9100
dsherk@evcgroup.com

or

Media
David Schemelia, 646-201-5431
dave@evcgroup.com